Exhibit 16.1


March 24, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Gentlemen:

          We have had an opportunity to review the disclosures made by Lakeland Bancorp, Inc. ("Lakeland") in its Amendment No. 1 to its current report on Form 8-K which is to be filed with the Securities and Exchange Commission ("SEC").

          Pursuant to Item 304(a)(3) of Regulation S-K, we are required to furnish Lakeland with a letter addressed to the SEC stating whether or not we agree with the statements made by Lakeland in the 8-K regarding our replacement as the independent auditors of Lakeland, and, if not, stating the respects in which we do not agree.

          We agree with the statements made by Lakeland in Item 4(a) of the 8-K regarding our replacement as the independent auditors of Lakeland.


Very truly yours,

/s/ Radics & Co., LLC

RADICS & CO., LLC

cc:  Lakeland Bancorp, Inc.